Exhibit No. 2
                                  January 30, 1997

The Board of Directors
AMB Financial Corp.
8230 Hohman Avenue
Munster, IN  46321

Attn:     Clement B. Knapp, Jr.
Gentlemen:
     I have reviewed our company's December quarterly results, contained in your January 28th news release. I trust you are unhappy with these results - I know I am.
     The board needs to take action to enhance the value of our investment inasmuch as the financial results do not bode further share-price enhancement.
     The actions the board needs to take now are:
     A.)  substantial reduction in expenses;
     B.) additional share repurchases at prices up to 100% of the book value ($14.21);
     C.) declaration of a large special dividend (taxable or otherwise);
     D.) seek a merger with a financial institution that will pay handsomely for the franchise and the deposits and thus reward shareholders with a sale price much higher than present company performance would warrant or make attainable in the foreseeable future.
     Let's review the December Quarter.
     I.   EARNINGS:
          They are poor, at only $173,000 net. In fact, without the 2 non-recurring income items of $27,000 each (before tax), they would be even worse, at only $138,000 net after tax. That is only 13 cents per share! At that rate of $.52 (core), annually, our stock now trades at a very rich 25 times earnings. The stock price

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The Board of Directors
AMB Financial Corp.
January 30, 1997
Page 2

will not rise further by this measure, and it could easily fall materially.
     II.  RETURN ON EQUITY:
          This remains extremely low at the 4-5% level, and does not warrant any further price increase in our stock.
     III. BOOK VALUE:
          Our stock no longer trades "cheap" to book and therefore stock price will not be lifted by this measure either. In fact book value per share ($14.21) is below the per share figure (pro-forma) at 3/31/96 ($14.36). Furthermore, today's book value is lower than 12/31/96 book value of $14.48 per share, even on less shares outstanding. Where is the equity going?
     IV.  EXPENSES:
          They are exorbitant, at 3.17% of assets annualized, for the quarter ended 12/31/96. That is the highest they have been over the past 4 quarters.
     V.   EFFICIENCY RATIO:
          Very bad, at 72%, up from 65% at 9/30/96 and 66% at 6/30/96.
     VI.  CAPITAL RATIO:
          Excessive, at 17.6%. Return this capital to shareholders, to greatly improve your ROE, to reward shareholders with cash for reinvestment, and to materially improve the profile of our company to a potential acquiror in the future.







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The Board of Directors
AMB Financial Corp.
January 30, 1997
Page 3

          Our company needs work and a lot of it, and quickly. It has to be made as right as possible on a stand-alone basis by reducing expenses, buying back its stock, and declaring a large dividend. If after instituting all these measures, ROE and earnings continue to lag, I trust you will exercise full fiduciary duty, and explore strategic alternatives.
          I welcome your comments.
                                   Very truly yours,

                                   Jerome H. Davis

                                     (signature)



























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